UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: May 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

    Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Unregistered Sales of Equity Securities

On May 19, 2014, CBD Energy Limited, (the “Company”) issued an aggregate of 39,291 ordinary shares to a trade creditor in exchange for cancellation of US$392,910 of trade debt, with an exchange price per share of US$10.00. The issuance of these shares to our trade creditor was not registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is relying on certain exemptions from the registration requirements of the Securities Act provided under Regulation S and Section 3(a)(9) of the Securities Act, which exemptions the Company believes are available because the securities were not offered pursuant to a general solicitation and because of the status of the trade creditor as an accredited investor.

Agreements to Exchange Indebtedness For Equity Securities

Reference is made to the offering (“Offering”) of the Company’s ordinary shares, as described in the preliminary prospectus dated May 8, 2014 (the “Preliminary Prospectus”), included in Amendment 2 to the Registration Statement on Form F-1 (File No. 333-194780) of CBD Energy Limited filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014 (“Amendment No. 2”).

Instalment Noteholder Agreement

Effective May 16, 2014, the Company entered into agreements (the “Instalment Note Exchange Agreements”) with the holders of all of its remaining Series A Instalment Notes (the “Instalment Notes”) whereby the holders of the Instalment Notes (the “Instalment Noteholders”) have agreed to exchange an aggregate of US$208,333 of indebtedness into the Company’s ordinary shares. Pursuant to the Instalment Note Exchange Agreements, and assuming a public Offering price of US$10.00 per share (the closing price on May 7, 2014), as disclosed in Amendment No. 2, the Series A Instalment Noteholders will receive an aggregate of 20,833 of our ordinary shares upon the commencement of trading on the NASDAQ Capital Market of the Company’s ordinary shares, in exchange for the cancellation of the Instalment Notes, with all amounts due thereunder being cancelled and deemed to have been paid in full. The actual number and composition of the securities issuable by the Company upon consummation of the Instalment Note Exchange Agreements may differ based on the actual Offering terms. The Instalment Note Exchange Agreements provide that the exchange ratio of the Series A Instalment Note obligations will be at the lowest offer price of the securities issued in the Offering and that the Series A Instalment Noteholders will receive the same equity securities as those issued by the Company in the Offering.

Between May 16, 2014 and June 30, 2014 the Series A Instalment Notes are scheduled to mature, however, the Instalment Note Exchange Agreements require the Instalment Noteholders to forbear from enforcing any rights arising from payment defaults by the Company until June 30, 2014. Such enforcement rights will be extinguished together with the Series A Instalment Note obligations, assuming the exchange contemplated in the Instalment Note Exchange Agreements occurs. If the Company’s securities issued in the Offering do not commence trading on the NASDAQ Capital Market on or prior to June 30, 2014, the Instalment Note Exchange Agreements will terminate, the Company’s obligations under the Instalment Notes will remain in effect, and the rights of the Instalment Noteholders, as set forth in the Instalment Notes, will remain in effect.

The issuance of the ordinary shares pursuant to the Instalment Note Exchange Agreements will not be registered under the Securities Act. The Company is relying on certain exemptions from the registration requirements, including the exemption provided under Section 3(a)(9) of the Securities Act, which exemptions the Company believes are available because the securities will not have been offered pursuant to a general solicitation, and because of the status of the Series A Instalment Noteholders as “accredited investors” as defined in Regulation D under the Securities Act.

Convertible Noteholder Agreement

Effective May 16, 2014, the Company entered into an agreement with one holder of its Series 1 Convertible Notes (the “Convertible Noteholder”) whereby the Convertible Noteholder agreed to exchange all of the Company’s outstanding obligations under such Convertible Noteholder’s Series 1 Convertible Note (the “Convertible Note”), which as of May 16, 2014 had outstanding obligations of US$1,438,949, plus an exchange premium of US$122,144 (for an aggregate, $1,561,093( (“Exchange Amount”), into our ordinary shares (the “Convertible Note Exchange Agreement”). Pursuant to the Convertible Note Exchange Agreement, and assuming a public offering price of US$10.00 per share (the closing price on May 7, 2014), the Convertible Noteholder has agreed to receive an aggregate of 156,109 ordinary shares upon the commencement of trading on the NASDAQ Capital Market of the Company’s ordinary shares, in exchange for the cancellation of the Convertible Note, with all amounts due thereunder being cancelled and deemed to have been paid in full. The actual number and composition of the securities issuable by the Company upon consummation of the Convertible Note Exchange Agreement may differ based on the actual Offering terms. The Convertible Note Exchange Agreement provides that the exchange ratio will be at the lesser of (i) the conversion price of the Convertible Note or (ii) the lowest offer price of the securities issued in the Offering, and that the Convertible Note Holder shall receive the same equity securities as those issued by the Company in the Offering.

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If the Company’s securities issued in the Offering do not commence trading on the NASDAQ Capital Market on or prior to June 30, 2014, the Convertible Note Exchange Agreement will terminate, the Company’s obligations under the Convertible Notes will remain in effect, and the rights of the Convertible Noteholder, as set forth in the Convertible Note will remain in effect.

The issuance of the ordinary shares pursuant to the Convertible Note Exchange Agreement will not be registered under the Securities Act. The Company is relying on certain exemptions from the registration requirements, including the exemptions provided by Regulation S and Section 3(a)(9) of the Securities Act, which exemptions the Company believes are available because the securities will not have been offered pursuant to a general solicitation, and because of the status of the Convertible Noteholder as an “accredited investor” as defined in Regulation D under the Securities Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

May 21, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director

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